Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

November 14, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Filing Desk

Re:	Permal Hedge Strategies Fund

Dear Sir or Madam:

On behalf of Permal Hedge Strategies Fund (the “Fund”), we hereby submit for filing by direct electronic transmission the Fund’s Notification of Registration on Form N-8A under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Fund’s Registration Statement on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”).

The Fund is a fund of funds that will offer its shares only to “accredited investors” as defined in Regulation D of the 1933 Act.

Any questions or communications concerning the enclosed materials should be directed to Sarah Cogan of this firm at 212-455-3575 or Jeremy Barr of this firm at 212-455-2918.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

Enclosures

cc: Harris C. Goldblat